UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Replicel Life Sciences Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

76027P400
(CUSIP Number)

Andrew Schutte, 333 E. Main Street, Ste. 200, Louisville, KY 40202, (502) 548-2713
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76027P400		13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schutte
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,295,415
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 1,295,415
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,415
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 76027P400	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This Schedule 13D is filed on behalf of Andrew Schutte with respect to the common shares of Replicel Life Sciences, Inc., a British Columbia, Canada corporation, with its principal offices located at 570 Granville Street, Suite 900, Vancouver, BC, V6C 3P1

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Andrew Schutte. Mr. Schutte's business office is 333 E. Main Street, Ste. 200, Louisville, KY 40202. Mr. Schutte is President of Nolan Olbohrung, a Kentucky limited liability company. During the last five years, Mr. Schutte has not been convicted in any criminal procedures (excluding traffic violations or similar misdemeanors). Mr. Schutte has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws. Mr. Schutte is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.
The source for the acquisition was personal funds.

Item 4.	Purpose of Transaction.
The purpose of the transaction was to own a greater number of common shares in the company.

Item 5.	Interest in Securities of the Issuer.

Mr. Schutte now owns 6.04% of the total number of common shares in the company, owning 1,294,415 common shares out of the total 21,442,580 common shares, of which he has sole voting and dispositive power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None

Item 7.	Material to Be Filed as Exhibits.
None

CUSIP No. 76027P400	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andrew Schutte
Andrew Schutte

Date: September 11, 2018